Filed by Inflection Point Acquisition Corp. VII

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Inflection Point Acquisition Corp. VII

Subject Company: Elroy Air, Inc.

Commission File No.: 001-43112

The following materials were made available in connection with the proposed business combination (the “Business Combination”) between Inflection Point Acquisition Corp. VII (“IPAC”) and Elroy Air, Inc. (“Elroy Air”).

Set forth below a transcript from a presentation by Elroy Air made on September 21, 2026:

ELROY AIR

Virtual Analyst Day

Opening Remarks and Agenda

Andrew Clare – Chief Executive Officer

Andrew Clare: Hi, everybody. Welcome to Elroy Air Virtual Analyst Day. I’ll kick it off by going over today’s agenda.

All right. Got a great session prepared for you all day. We really appreciate you joining and taking the time to spend with us. I’m gonna kick it off with a little bit of a business overview and strategy here in collaboration with Dave Merrill, our founder and executive chairman. Then we have a really exciting fireside chat for you. We’re going to have myself, Lieutenant General Mike Dana from the US Marine Corps, as well as Dave Steponik from the Bristow Group, join to talk through use cases. After that, we’ll have Buddy Machini, our CTO, walk through a deep dive on our technology and product. We’ll have Mark Rodrigo, our VP of Federal Business Development, walk through our go-to-market and sales. Then I’ll be back with another fireside chat, this time with Steve Fenley, president of the Unmanned Systems Group at Kratos, to talk through manufacturing and supply chain.

And then we’ll wrap up with myself and Alvin Oswandi, our VP of strategic finance, walking through our regulatory pathway and financial overview. Should be plenty of time also for Q&A at the end. If you have questions as we go, please put them into the Q&A chat. That’s how we’ll be taking questions today, and I look forward to answering all the questions there at the end. All right, let’s hop into the material.

So you’re all here today to learn about Elroy Air. Elroy Air enables autonomous delivery of critical cargo for defense, commercial, and rapid response markets. And when you total up those three verticals, we are going after a nearly half-trillion-dollar TAM that’s growing rapidly, with urgent needs across both defense and commercial. Today we’re going to tell you a lot more also about our strong technology moat: two primary areas that we’ve been focusing on over the 10-year history of Elroy Air.

First, our autonomy software, which enables flight with no pilot on board and unattended cargo drop. And then second, our patented hybrid electric powertrain. This delivers the reliability of electric propulsion with the range and convenience of fuel, without having to install charging infrastructure, whether you’re operating in a battlefield or in austere environments. We’ll talk a lot today about all of the work that we’re doing with our customers, whether that’s all the defense partners that we’ve been working with — the US Army, the US Marine Corps, the US Air Force, the Japanese Army — or, on the commercial side of our business, our pipeline of more than 1,400 units from amazing customers including the Bristow Group, who you’ll hear from today, FedEx, and the Barq Group. We’ll talk about our approach to regulatory. We’re on the defense side of our business, we work directly with our defense partners to get this in the hands of the warfighters as fast as possible, or all of the progress we’ve been making with the FAA through the eVTOL integration pilot program, where we, just a few months ago, started our operations in Louisiana.

We’ll talk about our capital-efficient operating model today. Again, you’ll hear directly from Steve Fenley from Kratos about this partnership that we’ve been running now for nearly a year to get Chaparral into high-volume production in a very capital-efficient way, taking advantage of Kratos’s expertise here. And finally, we’ll talk about our revenue model. We’re an OEM — don’t plan to be an operator — which means that our business model focuses on both the upfront sale but also on high-margin recurring revenue from our software subscription, maintenance, and pods business lines.

All right, that’s a quick overview. Now let’s hop into a little bit more detail on our strategy.

To kick things off, we’re gonna do some introductions. I’m really excited for you all to meet both myself and the rest of our leadership team here at Elroy Air today.

Bit of background on me: born and raised out of New York, and then I went up to Boston, where I did my bachelor’s, my master’s, and my PhD at MIT. My work there was all in aeronautical engineering. My PhD was funded by the Department of Defense through a National Defense Science and Engineering Graduate Fellowship, and my dissertation focused on using a single laptop to control a fleet of drones for a search and rescue mission in a defense context. So I’ve been working in this space for a long time. I moved out here to the San Francisco Bay Area, started work at McKinsey as an engagement manager out of the San Francisco office, serving aerospace and defense clients globally. Then I moved to Tesla, where I led the overall Model X vehicle program. There we focused on scaling production, entering a number of new countries, and introducing the very first Autopilot suite onto the Model X during my time leading that program.

Then I joined Nuro. Nuro builds self-driving vehicle tech for a variety of different platforms. I was the chief technology officer there. We deployed three generations of fully self-driving vehicles with nobody inside of them onto public roads throughout the United States. I joined Elroy Air about two years ago as the new CEO. Next, we’re going to have Dave Merrill, founder of Elroy Air, introduce himself.

Management Introductions

Dave Merrill – Founder and Executive Chairman

Dave Merrill: Thanks, Andrew. Thanks, everyone, for joining us today. I’m the founder and now full-time executive chairman of Elroy Air. I grew up in the Bay Area and started my career with research in deep tech hardware/software systems, first at Stanford in the computer science department and then with a PhD at MIT in sensor-based interactive systems. Then I built my expertise in the early commercial drone industry. After selling my first startup, which I spun out of my MIT PhD work, to a company called 3D Robotics, which at the time was one of the largest US commercial drone startups and we built a commercial drone product for capturing cinematic aerial photography and video, going head to head at the time with DJI out of China. During that experience, I got very familiar with the technology, and I finished my tenure at 3D Robotics evaluating enabling technologies for future drone systems. During that early phase of the US drone industry, I recognized this unmet need in the market and then started Elroy Air in 2016 to develop larger drones — autonomous vertical takeoff and landing cargo drone systems — which is a big dual-use opportunity that now we’re leading the industry in. I handed the CEO baton to Andrew in 2024, and now I’m working with Andrew and the team on our entry into the public markets and scaling Chaparral production. Over to Buddy.

Management Introductions

Buddy Machini – Chief Technology Officer

Buddy Machini: Hi, everyone. I’m Buddy Machini, the CTO at Elroy Air. My background is in aerospace engineering, very similar to Andrew’s — I did my studies in the MIT Aerospace Department, with a bachelor’s, master’s, and PhD focused on autonomy for uncrewed aircraft. After finishing my PhD, I was the co-founder and CTO of an early commercial drone company called Airware, and I joined Elroy Air in 2018, where I’ve been focused on technology, architecture, development, and implementation. I’m passionate about flying robots, and I’ve been studying, building, and flying them in one way or another for over 20 years.

Management Introductions

Mark Rodrigo – VP, Federal Business Development

Mark Rodrigo: Hello, everybody. My name is Mark Rodrigo. I’m the VP of Federal Business Development here at Elroy Air. My career has been focused on unmanned logistics, on unmanned systems, and autonomous logistics. First, as an Air Force intelligence officer after graduating from the United States Air Force Academy, I spent my active duty career deploying unmanned assets like the MQ-9 Reaper, the MQ-1 Predator, and other unmanned assets across the globe. More recently, I was at Nuro, providing operational support for those on-road public deployments that Andrew talked about, ensuring that we had safe deployment operations as we deployed robots across the country. The call to service and defense never went away. I joined Turbine One, where I was focused on standing up the autonomy portfolio for drone swarms and Air Force operations. Today, I lead federal business development here at Elroy Air, where I provide the context and understanding to rapidly deploy Chaparral for our customers domestically and abroad. Thank you.

Management Introductions

Alvin Oswandi – VP, Strategic Finance

Alvin Oswandi: Hey, everybody. My name is Alvin Oswandi, vice president in strategic finance. My background has been primarily financial services. I started off my career in municipal finance with Siefel Nicholas, did commercial lending at First Republic Bank, then most recently the investment banking at Deutsche Bank in the Industrial Group. I met Dave and the team about, you know, five years ago, and found what they were doing to be really fascinating and decided to be part of it. And I’ve been here ever since. So, excited for the conversation today.

Business Overview and Strategy

Andrew Clare – Chief Executive Officer

Andrew Clare: Thanks, Alvin. Now I want to talk about the world-class advisory team and board of directors at Elroy Air. On the advisory side, we’ve got multiple retired generals and military leadership, including former National Security Advisor HR McMaster; head of logistics for the US Marine Corps, General Mike Dana; Ellen Lord, who was the first Undersecretary of Defense for Acquisition and Sustainment as well as former CEO of Textron Systems; former Chief of Naval Research Rear Admiral Lawrence Selby; former commander of the US Central Command, General Frank McKenzie; and the former commander of the US Special Operations Command, General Rich Clark. And I’ll say, when I met each of these world-class leaders, after we discussed our mission at Elroy Air, our team, our technology, the traction that we have — every one of them who I asked to advise Elroy Air said yes. And I think that speaks to the importance and the inevitability of our mission and our strategic positioning and ability to execute.

In our board of directors today, it’s a similarly deep bench, including Rod Shah, F-16 pilot in the US Air Force who rebooted the Defense Innovation Unit; Dean Donovan, managing director of Diamondstream Partners, who founded Volaris Airlines; and even Dr. Mark Esper, former US Secretary of Defense. So this distinguished team behind Elroy Air has created this incredible intelligence and relationship advantage for us, and puts us on the path towards success. Continuing through, a snapshot of Elroy Air at a glance here: we’ve developed the Chaparral. It is a hybrid electric vertical takeoff and landing delivery drone for defense, rapid response, and commercial logistics, all without needing runways or airports. I founded the company almost 10 years ago, back in 2016. Since then, we’ve raised nearly $110 million over 10 years — now $175 million. You know, that first 10 years has actually been a very capital-efficient trajectory to build to this moment.

And that has laid the foundation for the huge present opportunity that we’re pursuing. We developed differentiated fundamental technology, creating Chaparral, this hybrid electric powertrain autonomy system, which is a real dual-use business opportunity. We’ll say more about the aircraft as we go here, but a quick snapshot: 500+ pounds of payload capacity, up to 450-mile range, 1,400 units in the pipeline, and 220 years of cumulative experience on that defense advisory board that I just mentioned. So we’ve got a big commercial pipeline and growing revenues. A little bit about what our partners want: our US military partners are trying to solve real life-or-death problems — how to take the people out of logistics using autonomy and keep operators out of harm’s way. And a quick story: the first time I went to the Pentagon was back in 2017. I met a Marine who had just come back from Afghanistan who was looking for drones that he could bring back. He had drones, you know, all over his desk — 3D-printed drones, drones in the corner of the room — just trying to find what was available at the time. So this was very early in our company trajectory; we hadn’t built the Chaparral yet, but I showed him what we were planning to develop, and after talking with him for a few minutes, he said, “Yeah, you know, if I had that, I would take that back with me to Afghanistan. We’d use that every day; that would save lives.” So that was a real light bulb moment for me early on in the company trajectory. And over the years we’ve validated the product with our defense partners — contracts with the US Air Force, Navy, Japan Army, US Army — and commercial shippers like FedEx, where they’re competing in challenging markets, speed matters, and autonomy can improve their efficiency and expand their reach. Barq will take Chaparral to the UAE and the MENA region, and SLI will lease its fleet of Chaparral drones out to operators.

Kratos, a fast-moving, nimble aerospace prime who you’ll hear from, they’re gearing up with us to accelerate Chaparral into scaled production with their manufacturing capabilities. So our approach here is unique: Chaparral is validated by experts and our customers, and we’re teeing up to scale manufacturing and distribute this aircraft with the support of world-class partners. And now, to make it real for you, let’s take a look at a quick video.

Chaparral Overview and Company History

Dave Merrill – Founder and Executive Chairman

Dave Merrill: All right. Let me tell you a little bit about the system that you just saw. A range of up to 450 miles and a payload capacity of 500+ pounds, and it is built for express middle-mile shipping, rapid response logistics, and military resupply. And there are a few key things about the system. First is vertical takeoff and landing: like a helicopter, Chaparral takes off straight up and down, so it doesn’t need to operate from airports and doesn’t need a runway, and this enables ultimate flexibility in operating locations. Second, it’s hybrid electric, like a Prius. That means it doesn’t require charging infrastructure, which doesn’t exist in a lot of key operating locations — for example, military locations. Just fuel it up and Chaparral is ready to fly. Third, we’ve built autonomous flight and cargo drop-off, and that means Chaparral can be operated with minimal supervisory oversight, can deliver to locations without needing anyone to be there to unload, and payloads can actually be more than just cargo, which is especially interesting for our military partners.

And finally, we’ve built Chaparral for rapid deployment. We learned this from our first contract with the Air Force Special Operations community, and now it’s applicable to all of our customers. Chaparral can be stowed and transported inside a standard shipping container or standard military transport aircraft, making it super easy to deploy this vehicle anywhere in the world. These features combined make Chaparral purpose-built to support air cargo and make it unique among our peers. Speaking of which, I want to spend a few moments talking about advanced air mobility, because air taxi and VTOL logistics are often confused, but in fact they’re very different. We sidestep a lot of the challenges and risks that passenger advanced air mobility companies face. First, we don’t carry people, so we have a much lower risk profile and we don’t depend on consumer behavior change to build our business.

Second, we’ve flight-validated this aircraft now for almost three years, retiring aircraft development risk. Third, hybrid electric delivers the longer range that’s necessary for logistics — the range that batteries alone just can’t provide — and it doesn’t require electric charging infrastructure to be there, which won’t be there at a lot of the locations where we’ll be operating. Next, autonomous flight means we’ve got no pilots on board, which is lower risk and lower cost. And then finally, as a drone, we have multiple parallel pathways into defense and commercial operations without requiring full FAA certification, which air taxis are going to need even to start their business.

So let me give you a little bit of a history lesson. I won’t mention everything on this slide — I’ve been doing a lot. In a nutshell, a decade of building at Elroy Air has led to this current moment. And behind all of these accomplishments is our world-class team of experts in aerospace propulsion, controls, software, and test engineering who have built this differentiated technology and built the traction with our customers since starting the company back in 2016.

So, just a few highlights: our first US military contract with Air Force Special Operations Command was back in 2019, and then in that same year we ran early full-scale Chaparral flights. We started our hybrid electric powertrain work the next year, in 2020, and dove into developing the current Chaparral aircraft configuration. Then we teamed up with our commercial partners Bristow and FedEx in 2022 and unveiled the vehicle, and began to fly the current full-scale Chaparral aircraft starting in 2023. Now, almost three years of flights, successful validation, going higher, faster, and with heavier and more diverse payloads. Then, just last year, we signed with Kratos as our US manufacturing partner, and with the Barq Group in 2026 to expand production and operations into the UAE and the MENA region.

And then, as Andrew mentioned, in the past few months we’ve completed the first uncrewed autonomous flights under the US Department of Transportation and FAA’s eVTOL integration pilot program. So, like other successful deep tech companies, this is a 10-year trajectory that’s gonna look like an overnight success to people encountering Elroy Air for the first time. What I think it means is we’ve shown the endurance, and we have the team, the technology, and the traction to go the distance and now scale this technology and bring it to the world. Back to you, Andrew.

Go-Forward Plan, Market Opportunity and Pipeline

Andrew Clare: – Chief Executive Officer

Andrew Clare: Thanks, Dave. Let’s talk a little bit about the go-forward plan. You’ve all heard quite a bit now about the history of Elroy Air from Dave. What should you expect from us in the coming years? Where we are right now is that we’ve already been working for the past year in collaboration with Kratos to productionize the existing aircraft that’s been flying so successfully for the past three years. And so you’ll hear directly from Steve Fenley from the Kratos team about all the work that we’ve been doing to lock in our production supply chain and get ready for our first pre-production aircraft builds, which are going to start coming up right here in late 2026. From there, next year, you’re going to see us doing a lot of durability testing. We want to prove out that these aircraft coming off of the Kratos production line can last for the minimum 10-year useful life that you’ll hear about in our revenue model later on.

Then we’re going to enter a production ramp at the Sacramento, California facility of Kratos, where we’ll then begin to deliver units to our commercial and defense partners in late 2027. So that’s what we shall be looking forward to — very excited about what the coming year looks like for Elroy Air. Now, you heard Dave mention a little bit about both our defense and commercial use cases, and what we wanted to do in this slide is illustrate for everybody what we’re focused on and what we’re not focused on. We are not trying to solve the first mile — that is very well solved today by strategic airlift, by the Air Force, or by long-range jetliners within the commercial industry. We’re also not trying to tackle the commercial last mile. You’ll see a lot of autonomous vehicle companies or small drone companies tackling delivery to your backyard. We are focused, on the defense side, on contested logistics, and on the commercial side — what’s called middle-mile logistics.

And so you’ll hear a lot in our next use cases section about what is going to be happening there on the contested logistics side, and just how much we can keep our brave men and women in uniform out of harm’s way while getting critical cargo where it needs to go for our military customers. On the commercial side of our business — you can see this great quote here from Jeff Luckett at UPS — really, there are a lot of handoffs, skips, and jumps, multiple steps in the process today of commercial logistics in the middle mile. So what we can do is speed that up, make it more cost-efficient, and make it much better for all of our customers.

You’ll hear about a wide variety of use cases today, but I just wanted to give you a taste of some of the different use cases that we will see Chaparral serving over the coming years. You heard me say a little bit about middle-mile logistics, including some of the work that we’re doing with FedEx. You’ll hear directly from Dave Steponik from the Bristow Group about the work that we’re going to be doing in offshore oil and gas support. But you’ll also see Chaparral enter into healthcare and medical transport, which today is wildly expensive for things like organ transplant or moving critical cargo and medicine where it needs to go. You’ll hear about us working in disaster recovery. We’re very proud of some of the partnerships that we’ve already established in this area to, again, after the next earthquake, tsunami, or hurricane, get food, water, and medicine where it needs to go rapidly. We live out here in California, which is definitely wildfire country, and so we already have some great partnerships in place to begin to help with public safety applications enabled by Chaparral. And finally, across the globe, there’s so much remote infrastructure and construction going on where you need to get material, food, or whatever else needs to get there for the folks who are doing that remote infrastructure and construction, and we will be supporting them.

When you think about the TAM that we’re going after, there are a number of areas that we total up, as I said, to this nearly half-trillion-dollar TAM. You’ll hear us talk about offshore oil and gas transport, a huge market both in the Gulf of America and in the North Sea. And you’ll hear us talk about middle-mile express shipping, really the premier high-margin business for a lot of global logistics providers. Defense logistics is an urgent, growing need here for both the Department of War as well as all of our allies, and everything that needs to happen around rapid response and disaster relief logistics. We’ll be growing into other areas such as organ transplant services, infrastructure monitoring, and helping out with other missions that our UAS can do, which we’ll also hear about from Dave today. And finally, commercial air cargo as a broader market over time.

One of the things that I mentioned early on was this incredible pipeline that we’ve assembled. I’m gonna start on the right side of this chart, where I’m gonna talk about all the defense partners that we’ve been working with for the past nearly six years. The US Army: we have worked on both a phase one and a phase two, and now a $46 million phase three contract that we announced just a few months ago, showing the rapid progression that we’re making with the US Army and how urgently they see this as a core need for contested logistics. We partnered with the US Marine Corps, both on that US Army contract and on work that we’ve done over the years together, and that we will continue to do as part of that contract. You heard Dave mention the really early work that we did with the US Air Force under SOCOM, which continues today as we seek to get this in the hands of our special operators. And finally, a lot of our revenue this year especially has been driven by our Japanese Army contract, where they see an urgent need for inter-island logistics, for exactly what Chaparral is capable of.

If you total all of that up — all the opportunity that we see in just the defense base alone — we have more than $3.5 billion in visible and identified contracts of opportunity there, with 1,000+ potential unit demand just on the defense side of our business alone. And you take the same platform, and it’s just as attractive to our commercial customers, where today we have more than 1,400 units of pipeline and a variety of different signed agreements today. Let’s start with the Bristow Group, and again, you’ll hear from Dave Steponik momentarily: 100 aircraft on pre-order, and just last week they increased their deposit-backed production reservations from 5 to 15, really showing the commitment that they have towards this platform. Let’s talk about SLI, our leasing partner: 20 firm orders announced with deposit-backed reservations. The Barq Group: we have a $200 million joint venture to bring a fleet of Chaparral aircraft to the MENA region in phase one, and then move into local manufacturing, funded by our partners the Barq Group, to create our second factory abroad in Abu Dhabi so that we can scale production in the region.

And then, finally, FedEx, who we’ve been working with for many years, who is very excited about the opportunity here to really unlock efficiency in the middle mile. So, again, significant indications of demand and opportunity across both defense and commercial. And when you look at our commercial pipeline, that’s nearly a $5 billion revenue opportunity. So with that, why don’t we hop into a little bit of a deep dive on some of the use cases that we have here today.

Fireside Chat: Defense and Commercial Use Cases

Andrew Clare; Lieutenant General Mike Dana; Dave Steponik

Andrew Clare: we’re very excited to have two incredible speakers join me here, and so I’ll introduce them just a little bit here and then we will hop into the panel. First, we have Lieutenant General Mike Dana, a 37-year United States Marine Corps veteran who lived his entire career focused on Marine Corps logistics, a member of our Defense Advisory Board, and somebody who you will hear speak directly from his passion for what this aircraft can do in the logistics space. And then our second guest speaker today is Dave Steponik from the Bristow Group. He’s the EVP and Chief Transformation Officer over there, with an incredible career across both the US Marine Corps and all of his work in commercial helicopters. I’m so pleased to have you both today. Welcome to the panel. OK, well, let’s kick things off. General Dana, we’re gonna start with you: tell us a little bit deeper about your background and your former role as head of Marine Corps logistics.

General Dana: Thanks, Andrew. I wanna say upfront that your and Dave’s comments today were absolutely tremendous, on target, and well done. So thanks for the opportunity to be here today. A little bit about myself: I was born and raised in upstate New York. My uncle was a Marine in World War II — he’s my favorite uncle ‘cause he was funny, high energy, a good businessman. And he told me many stories about the Pacific, so I said, hey, this is an organization I wanna join. So I was fortunate enough to get through all the vetting to become a Marine officer. I was commissioned in 1982. As you said, 37 years is a long time, but I had a blast. I was surrounded by great people, and it’s just a wonderful organization which I miss every day. I deployed 10 times — my wife was very patient, by the way, I got a great bride — but 10 deployments: Desert Storm, Somalia, Bosnia, Iraq, Haiti for the earthquake relief, Afghanistan; did a year in Iraq and a year in Afghanistan.

I was the head of Marine Corps logistics from 2015 to 2018, and I was surrounded by young, hungry, innovative talent — young field-grade majors and captains who wanted to make a difference in the innovation field. So we formed this thing called Next Generation Logistics, NextLog. And as part of that, we went to Northern California, I believe in 2017. And there’s David in the field — you know, tumbleweeds and dust — at a remote airfield, and there’s Chaparral. And I can tell you right now, back then I was like, “OK, there’s something there. This is a really good platform.” I’m still a really big fan, because of how far the platform has evolved and matured. And my main theme for today is: anytime you can put a machine in place of a human being in a combat environment, that’s a great day, because if we lose a machine, we’re not writing letters home. And this platform — your platform, our platform — to me, provides great return on investment in terms of lives saved and dollars spent. More on that as we talk.

Andrew Clare: Thank you, thank you, General Dana. Next, we’ll bring in Dave Steponik from the Bristow Group. Dave, for those who aren’t familiar with the Bristow Group, tell us a little bit about yourself, and a little about the company and your strategy in advanced air mobility.

Dave Steponik: Yes, thank you, Andrew, and good day, everyone. Apologies for not being on screen — I’m coming to you from Stavanger, Norway, where I just attended a conference on advanced air mobility called the Solar Conference, and logistics for the energy services business. Bristow is the largest publicly traded helicopter operator. We trade on the New York Stock Exchange under the ticker BTOL. We have been in business, collectively from the companies that have been merged into us, for 75+ years. We operate helicopters, and we have an airline in Australia.

Our helicopter operations are the primary source of our top line and our earnings, and they’re divided into two distinct businesses: offshore energy services, where we move all of the people who work offshore in all of the major oil basins around the world except for the Middle East area; and the second part of our business, what we call government services, which is primarily composed of search and rescue services that we do for governments. So, here in the United Kingdom, we are the Coast Guard. We provide all the helicopter services for rescuing. We provide fixed-wing air top cover and the drones for surveillance, and all of the crews, all of the rescue men, all of the training necessary for that. We do similar services in the Republic of Ireland and the Netherlands, as well as the Dutch Caribbean and the Falkland Islands for His Majesty’s defense. These are long-term contracts, really supported by the infrastructure that we use to build out our energy services business.

And then, as I mentioned, we have an airline. We operate fixed-wing aircraft — a company called Air North that operates up in Darwin supporting mining, energy services, and the Aboriginal communities. So we operate in 19 countries, with $1.6 billion in top-line revenue, about $260 million in EBITDA, and about 4,000 employees. We operate in 12 distinct regulatory environments around the world, so we get the opportunity to meet with all the regulators. Myself, like the general, I started in the United States Marine Corps just a year after he did, in ‘83. After that, I spent 20 years supporting the aircraft, working in service engineering, customer service, and sales, and then I spent the last 20 years operating helicopters for energy services companies and search and rescue companies. So that’s a bit about me and Bristow, Andrew.

Andrew Clare: Thank you, Dave. Again, we’re honored to have both of you on our panel today with all the incredible things you’ve done in your careers. Dave, we’ll come right back to you. The Bristow Group has been a longtime partner and placed some of the first deposits for Chaparral. What’s the challenge for you and your customers that drew you to this particular aircraft?

Dave Steponik: The challenge for us is that, well, energy companies who are our primary customers are really just large logistics companies — they just happen to move oil and fuels. They’re always searching for more innovative ways to move their products, whether it’s moving it offshore or moving it from areas where they’re sourcing their material to get it offshore. So, stuff from manufacturing facilities to the ports, for putting on shelf ships, or to the heliports, just putting it onto our helicopters. As an example, we were just down in Houma, Louisiana. I was explaining to the Elroy team there are 20,000 people living offshore who need to be supported.

They get their support by helicopters. They get their support by ships. Helicopters are really expensive and ships are slow, so there’s a way for them to move product — maybe just simple products like food and other sources for sustainability — it’s a better way to move it. It’s more efficient, it’s less risky, it can go 24/7. So the problem there is our energy companies, again, looking for something new, looking for more innovative ways. And when I first saw Chaparral, it was very clear to me — David mentioned it earlier — we don’t have the infrastructure constraints of battery electric aircraft. It can get into tight spaces; we don’t need charging infrastructure; we could operate multiple aircraft in different missions using the pod, so we could have a pod for refrigerated product, we could have a pod for a search and rescue mission by having their cameras and whatnot on there, without having to go through all the difficulties of removing, replacing, and going through the certification process that we do for our traditional aircraft.

So it was a pretty quick learning there, and then really focusing on removing some land trucks out of that middle mile of getting from the factories and manufacturing facilities and the yards where they’re sourcing material to getting it to the ports. It just seemed like a very solid fit, and I just mentioned I was in Stavanger — I was meeting with one of the large oil companies here, and they saw what we had done in Houma a couple weeks ago, and the first question they asked me was, “When can we have it here?” So there’s a lot of excitement in this industry. Energy services really gets it. And then there’s multi-mission capability with our government services, as well as the ability for Bristow to enter into markets that we really can’t do because of the cost and complexity of traditional helicopters. Over to you, Andrew.

Andrew Clare: Thank you for that, Dave. I felt that excitement when we were together in Houma, Louisiana with all of your energy customers last month. And I’m glad to hear that excitement was translating to the North Sea as well. That’s terrific. General Dana, we’re gonna go back over to you: help educate the folks on the line today. How does resupply for troops work today, and what problem can Chaparral address?

General Dana: I think if you look at what I call second industrial warfare — revolution warfare, excuse me — the World War II model, where we build a lot of things, we generate a lot of mass, but everything that’s moving to the fight at the strategic, operational, and tactical level is being done by human beings. They’re flying aircraft, they’re driving ships and boats, and those types of things. So, as we look to the future, we want unmanned capability in the air, ground, sea, and subsea domains. So anytime, again, we can put a machine in place of a human, that’s exactly what we want to do. And that’s what I think Chaparral really does provide.

It’s unmanned, it’s autonomous, it’s fire-and-forget, it’s everything that you want. So if you were to come — if I was still on active duty and we were in the Pentagon and you were going to come in and brief me on Chaparral and what Elroy is up to — here are the things that you would, I would ask of you and I think it would be important to kind of educate, you know, the audience on. First is: range, payload, and speed matter, and hybrid’s the future and you’re there, because, you know, electric, I get it, but it just doesn’t have the endurance to go long distances. Hybrid’s a great way to go. David talked about the 450-mile range, the 500 pounds of cargo. So, myself, as a former infantry battalion logistics officer who had to work with a team to move logistics from point A to point B — what does Chaparral do for me? I can move 288 meals ready to eat. I can move 19,000 rounds of 5.56mm ammo. I can move 60 gallons of water. I can go from Boston to DC, or, in a more realistic Pacific war-fighting scenario, in the Philippines, from point A to point B, and I can cover from Manila to Zamboanga, because in that littoral terrain it’s all about time and distance. If you’ve got to go by ground, it’s really hard to do it that way, and Chaparral — unmanned, autonomous — flies to point of need and comes back and cycles back and forth. Doesn’t need to sleep, that’s the other part of it, as you would with manned aircraft. Access is paramount, and the VTOL capability is absolutely essential, because you have to get into tight spaces in combat. It can operate in a GPS- and comms-denied environment — you’re working towards that, I know, with the new Army contract, but that’s important. All-weather: from what I’ve seen, the production version will be all-weather. Reliable: based on the engineering performance and the things that you’ve done, we can definitely assume that, but we want — we’ll prove — that it’s a reliable and survivable platform.

And then it’s tradeable due to cost. A Black Hawk — which, by the way, is an absolutely fantastic platform that I rode around in a lot in Kuwait, great platform — but runs usually around $19 million per copy. So if you lose a Black Hawk, you lose the pilot, co-pilot, and, tragically, the crew chief. Now, if you have an unmanned platform, you’re not gonna lose any human beings, and you’re losing a platform that’s in the single digits in terms of millions of dollars. So it’s a great trade-off, in my opinion. Then, portability — and David hit on this. I used to be an embarkation officer; I used to load ships and planes, great job. What I really like about Chaparral: it fits inside that 40-foot container, fits inside a C-130 and a C-17. To get things from literally the United States, from factory to foxhole, you need that portability aspect, and you’ve got that with Chaparral, and it’s integral to what I call the family of expeditionary systems, because you want all these unmanned systems working in tandem, providing sustainment across the modern distributed battlefield.

And then, lastly, and it’s been touched on, but I want to foot-stomp it: the Chaparral is a textbook example of using dual-use technology, because we can both benefit from the commercial side and on the military side. So, as you can tell, I’m a big fan of this platform. I’ve been working with a lot of different people over the past 6.5 years of being retired — this is my favorite platform. I just think it has great potential. Thank you.

Andrew Clare: Love that, General Dana. Thank you, thank you. And then, you know, Dave, I wanna come back to you. You touched on a few of the use cases, but I want you to make it real for the folks on the line. What is a day in the life of Chaparral integrated into the Bristow fleet gonna look like for both your energy customers and your government services customers? You mentioned that pod swapability — help folks understand what that unlocks for you.

Dave Steponik: Well, it unlocks a lot of capabilities of just having a true multi-mission aircraft that you can use to move cargo or goods during the day and subsequently do other missions at night just by changing the pod, and not having to actually have two distinct helicopters to do that mission because of the complexities and the regulatory complexities that are required to add equipment onto the aircraft itself.

So that was really just something that grabbed me early on, because I had to manage through all these complexities in managing a search and rescue business and an energy services business in the same locations. But our real first use case, what grabbed my attention, was the ability to move products offshore from heliport to offshore platform. On a daily basis, we have to do what’s called a hotshot offshore — moving some small material because the platform, whether it’s a production platform or a drilling platform, had some sort of failure and needs to get the parts out there. Primarily these parts weigh under 200 kg. Equinor, a couple of years ago, did some very distinct studies and actually did some missions with small drones to prove this out, and uptime is cash flow. So the energy services company, when the production facility is shut down, will do anything it can to get that component out there to get it fixed.

And what that means to them is they’ve gotta go to the source for the material, transport it by land to the heliport or seaport, and then transport it out there, which could take days. With an aircraft like Chaparral, it could take hours, because we can go direct from a yard or a source to the facility, or to our heliport to get refueled, offshore. So that unlocks a lot of capability for our current customer base, energy services customers. Middle-mile transportation is also a business that we’ve looked at several times. Helicopter costs really prohibit it in this business, but with this mission, this aircraft, and its cost structure, it’s a compelling business model — warehouse to warehouse, and leveraging our global footprint and leveraging our current workforce to support that. And then the third is government services and the multi-mission capabilities. So, we recently acquired Barry Aviation, which is a supplier to the Department of War. We’ve rebranded it Bristow Special Missions, and that gives us now the capability to do contractor-operated, contractor-owned support for our armed services and other departments of the government, and, really, outside of just a global basis, we could support other governments as well. But again, just the multi-mission capability, the pure utility of this aircraft, is distinct and unusual, and really nothing can touch it that I’ve seen today in terms of its payload and range and the lack of constraints that come with it.

Andrew Clare: Thank you, Dave. There’s some really, really exciting use cases. Let’s go back to you, General Dana. Elroy Air recently announced an up-to-$46 million contract with the US Army, joined with the US Marine Corps. Again, just help everyone understand a little bit more what the future of Marine Corps logistics looks like and how Chaparral fits in.

General Dana: Yeah, the first thing I’d like to say is we want to darken the sky with Chaparrals. I’m beating this drum, but anytime, again, we can use those aircraft in place of humans, it’s a great day. And I think what I’d like to provide is some background on what contested logistics really is. If you go back to World War II and the Battle of Tarawa, in November of 1943, we lost over 1,000 Marines in 72 hours. There were 125 of what they called amphibious tractors making that landing, and 80 of those were destroyed, at absolutely great loss of life. So can you think of a future battlefield that is more distributed, more extended, where we place small, very lethal teams of Marines that need sustainment and support, but instead of a landing craft coming to that location, or a helicopter, an MV-22, we’re able to do that with an autonomous platform — specifically Chaparral? Because, you know, the future threat environment is going to be the most lethal we’ve ever seen, in terms of each domain, there’s this new emerging technology that makes up the modern battlefield. If you can be seen, you can be killed, and that’s why we need platforms like Chaparral to overcome the challenges of contested logistics. So, thanks.

Andrew Clare: Thank you, General Dana. So, Dave, you know, once a Marine, always a Marine. How has Chaparral helped you, and, you know, what, what can you also say a little bit more about your plans with Barry Aviation and Chaparral?

Dave Steponik: Certainly. So, I mean, it’s funny — I don’t know if anybody saw the video about our announcement that we’ll get to later. At the end of it, I just had to say it: I’m a veteran of the United States Marine Corps. I was in a heavy lift helicopter squadron, and if I had had Chaparral, 40 years ago, missions would have been different for us. I was in a heavy lift helicopter squadron CH-53s, we carried tons. We had the capability of carrying tons of material, and many times we did carry very light, small packages to support forward-deployed units or to support listening devices that we had to drop. All these things could have really just changed the scope of the work that we had to do, given the complexity of those large support helicopters. So I was just very happy to think about that for our special missions team, and with that, after the Barry Aviation acquisition, as we were going through our consolidation, the first thing that the Chief Operating Officer of the business wanted to do was learn more about the Elroy Air, the Chaparral aircraft, and its capabilities. I can’t get too forward-looking in any forward-looking comments, but we see very strong opportunities for it. It’s one of the reasons we’ve doubled down on our orders, and the capabilities — myself and the rest of the leadership team at Bristow are just really excited about the opportunities to both support our energy customers and support our government services and special missions, much like we do with our traditional helicopters.

Andrew Clare: Incredible. General Dana, Dave, thank you so much for joining today, and for helping to educate some of our listeners today on all these really incredible use cases. Thank you, gentlemen. We appreciate it.

General Dana & Dave Steponik: Thank you, Andrew. Thank you. Have a good day. Bye-bye. You too, Dave.

Technology Deep Dive

Buddy Machini – Chief Technology Officer

Andrew Clare: All right, folks, we’re gonna move into our next section and keep it moving here. Really pleased to have Buddy Machini, our longtime CTO here at Elroy Air, do a deep dive for you on our tech. Buddy, you’re up.

Buddy Machini: Great, thanks Andrew, and thanks everyone for being here. I’m excited to talk about some of the technology behind the Chaparral platform. Starting at a high level, I wanted to take a high-level look at Chaparral, namely the design philosophy behind it. In the early days of Elroy, we’d often say that our goal was to build the pickup truck of the skies, in that we wanted to achieve reliability and utility through simplicity. Now, the aircraft, as you can see on the slide, is autonomous, hybrid electric, VTOL, and transitioning. It carries modular cargo pods. So, to achieve all those advanced capabilities, there is obviously a floor on how simple the system can be. That being said, every decision that we’ve made along the way is biased towards simplicity and reliability. To give a few examples that we’ve highlighted here: conventional helicopters, as you likely know, have complex swashplates and drivetrains. Modern eVTOLs have variable-pitch rotor systems and tilting mechanisms. Chaparral, on the other hand, has direct-drive, fixed-pitch propulsion with no tilting mechanisms, so every thruster you see has exactly one moving part. Additionally, pure electric aircraft need to spend hours between flights recharging, and they require specialized infrastructure to do so, as Dave mentioned earlier. Our hybrid electric powertrain simply requires filling the fuel tank between flights, so that Chaparral can operate anywhere that traditional aircraft can already operate.

Focusing more specifically on other hybrid electric aircraft, they typically utilize reciprocating gasoline engines that have hundreds of moving parts and require frequent maintenance and inspection. Chaparral, on the other hand, uses a gas turbine engine, which is widely accepted as the most reliable power plant in aviation, and that’s due in large part to its mechanical simplicity and its extended time between overhauls. So, in summary, we’ve invested heavily in developing the simplest solutions to what are very complex problems, and our IP portfolio covers much of that development in the areas of hybrid electric powertrain, autonomy, cargo handling, and payload interfaces. So, in the next slide, we’ll talk a little bit about software, which is one of the most essential tools that we need to achieve mechanical simplicity and reliability. The fixed-pitch, no-tilt propulsion system requires advanced software control laws to manage the safe transition from VTOL to forward flight. The hybrid electric powertrain requires custom software algorithms, which I’ll talk more about, to balance instantaneous supply and demand between propulsion motors, generator, engine, and batteries, while keeping all of those components within their safe operating envelope.

We also use software extensively to verify the safety and reliability of the system. We’ve spent over eight years developing a high-fidelity digital twin of the aircraft and all of its internal systems. The multi-physics digital twin models lots of things, from aerodynamics, motors, batteries, engine, electrical distribution, thermal behavior, and sensors, all the way down to individual digital signals and data buses. Over thousands and thousands of virtual flight hours, we’ve used this capability for a wide range of things, including software testing, release verification, edge case evaluation, failure injection, simulation of complex missions in real-world geography, wind conditions, and environmental conditions, and even operator training, where we’re able to do photorealistic rendering of an entire scenario.

We also have software-in-the-loop and hardware-in-the-loop testing labs, in which we essentially trick the real software running on real flight computers into thinking that it’s actually flying, and can fly hundreds of thousands of hours before that software ever makes it onto a real aircraft. Not only is the software essential to ensuring reliability and safety, but it also creates long-term platform value for us. Generally speaking, once the physical aircraft leaves the production line, it is not modified significantly in the physical sense, but the software, on the other hand, can be updated, improved, and expanded over the entire lifetime of the asset. This enables incremental addition of capabilities such as enhanced autonomy, one-operator-to-many-aircraft operation, and interoperability within a system of systems using open interface standards.

So, in the next slide, we’ll talk about some highlights in terms of key technology areas that we believe form a moat for new entrants in the space.

So, last slide I discussed the high-fidelity digital twin, and an additional element I’d like to highlight here is cloud-based batch simulation. We use modern software containerization tools to deploy our high-fidelity SIM environment to a cloud computing environment, where we can run massively parallel batch simulations that test a wide range of mission scenarios, weather conditions, failures, edge cases, system behaviors, and flight profiles. Detailed simulation logs are then pulled down and analyzed using custom automated evaluation frameworks, and we get back a summarized scorecard that lets us know which tests failed and what needs to be addressed before we can release that software safely. We’re continually adding new scenarios and evaluators, and this is actually somewhere we’ve had success using AI software tools to make our testing as comprehensive as possible. We use the BatchSim framework not only for software release testing but also to expedite the development of new software features.

So it wouldn’t be uncommon for a developer to run hundreds or thousands of simulations per day to ensure that a new feature they’re developing has been thoroughly tested and analyzed before merging. Another area I want to dive a little deeper into is hybrid electric power management. I can’t get too far into the weeds — they’ve only given me 15 minutes, although I would love to — but you’ve probably seen other companies demonstrating hybrid electric flight in conventional wingborne mode, and that is primarily because generators are typically happiest at a nice constant set point, and for wingborne flight, the power requirements are relatively smooth. On the other hand, there are a few examples of other companies who have achieved hybrid electric flight with a transitioning VTOL platform, and that’s because there are large and dynamic swings in the power required for VTOL flight. Those include large power spikes that are required for VTOL maneuvering, for instance to reject wind gusts, and as the vehicle transitions from VTOL mode to wingborne flight mode, the power drops by a factor of roughly four. One solution to handle these large swings would be to add more batteries, which would absorb the power swings, but that would be heavy and would significantly reduce the useful payload of the aircraft.

So the solution that we’ve developed utilizes custom power management software algorithms that tightly couple the supply side — that is, the engine and the generator — with the demand side — that is, the propulsion motors. The algorithms dynamically modulate the commanded generator power 100 times per second to meet propulsion power demands, while keeping the engine, generator, and batteries within safe mechanical, electrical, and thermal limits. It turns out that’s not actually enough, and we’ve also had to develop specialized flight control laws that incorporate powertrain limits into the strategy for controlling and maneuvering the aircraft. In technical terms, we would say that the control allocation strategy is powertrain-aware, which is a novel feature of our system. So this not only enables hybrid electric VTOL flight, but it also minimizes the size and weight of the onboard battery pack, so that we can carry more of the stuff that we want to carry, which is fuel and payload.

With respect to mission management and airspace integration, we’ve created a software integration service, a surface that gives us advanced capabilities. A good example is the mission management interface that follows MOSA principles and enables safe integration of AI and advanced autonomy capabilities via software update. Another example is the integration of the latest onboard sensors and transponders, which enable things like landing zone clearance and airspace deconfliction. On the next slide, I’ll talk a bit more about our roadmap for planning and automation, but to summarize, the message here is that our strategy has been to keep the hardware simple, leverage off-the-shelf systems from partners wherever we can, and bring it all together using software that we developed in-house. Diving a little bit more into our deployed automation roadmap: automation is obviously one of the key elements for any uncrewed aircraft system, as it unlocks the promise of scale that these systems offer.

This is a look at our existing baseline automation on the left and the incremental steps that we plan to take towards an entire fleet of Chaparral aircraft operating with minimal human supervision. One aspect I’ll highlight here is the development of contingency responses as a crucial element for automated operations. A contingency response is essentially the action that the system takes when something goes wrong. With piloted aircraft, it is almost always the pilot’s job to take timely and corrective action when something off-nominal occurs. One obvious challenge for an uncrewed system is that the pilot is not on board, and that affects both the timeliness of the response and the level of situational awareness of the operator of the system. Another challenge is that our goal of a single operator managing many aircraft requires contingency responses that need to be both automatic and trustworthy.

So, in order to unlock broader and broader automation, we need to develop automated contingency responses to things like actuation failures, unexpected sensor readings, and required decision making. Our strategy has been to start with holistic preprogrammed responses that we test rigorously in simulation and then verify in real flight test. Most of these responses start out by requiring some level of operator involvement, but from there we closely analyze the data from the contingency events and improve the response over time to require less and less intervention from the operator. The difference between columns 2 and 3 here is a little bit subtle: in column 2, an automated planner presents a plan to the operator for approval and execution, and in column 3 and subsequent automation, we trust that plan enough to automatically communicate it directly to an air traffic control authority. No matter what level of automation we’re at, the operator always has the ability to override the vehicle with high-level commands. So the overall theme here is that we certainly don’t plan to jump straight to a fully autonomous fleet, but instead we use data-driven incremental software releases to converge towards that goal.

Now, looking at the redundancy strategy, that is core to the overall safety strategy for Chaparral. The powertrain starts with a single gas turbine engine — again, gas turbines are the gold standard for power plant reliability in aviation. Inherent design redundancy protects the system from single-component failures. So if a vertical lift motor fails, there are seven others that are still operating. If a forward propulsion motor fails, there are three others. If a generator fails, there are three other generator motors and also four battery packs to make up for it. I’ll say that one subtle aspect of utilizing redundancy is to ensure that there are no common-mode failures. A simple example of a common-mode failure: imagine that all of the motors on the aircraft were supplied by a single electrical distribution system in which all of the electrical current goes through a single fuse. Well, then, if that one fuse triggers and opens the circuit, all of the motors will lose their power supply, and it didn’t matter that you had 12 of them — that fuse was a common-mode failure point. So, to avoid common-mode failures, our hybrid powertrain architecture has four independent quadrants. Each quadrant has its own generator, its own batteries, and its own subset of the propulsion motors. With this configuration, the aircraft can experience a critical failure in any one of those quadrants, and the failure stays isolated such that the other three quadrants continue operating normally. The last thing I’ll highlight is that four is a bit of a special number in redundant configurations like this. If you imagine there were only two redundant components instead of four, if one of them failed, the other would need to operate at 200% of its nominal capacity to make up for it, but this would make the components unnecessarily large and heavy. With four redundant components, a single failure only requires that the others operate at 133% of their nominal capacity, which is much easier to achieve without incurring a large mass penalty.

In the next slide, we wanted to highlight the multi-generation flight test history and kind of summarize our objectives. We’ve seen other companies who perhaps started with piloted aircraft, air taxi use cases, and fully electric aircraft, and then later pivoted to uncrewed cargo hybrid aircraft. At Elroy, we started with the goal of making uncrewed hybrid electric cargo aircraft in 2017 and have been focused on that one goal ever since. It’s taken nearly 10 years of systematic design development, flight test, and iteration, both in hardware and in software, to get to where we are today.

And to sort of wrap up the technology section here, I want to summarize what our development objectives have been and how we’ve differentiated ourselves as a result. We’ve taken the pickup truck model: utility and reliability through simplicity of mechanical design, by avoiding complex things like swashplates, variable-pitch rotors, and tilting mechanisms. We want Chaparral to be as useful and as practical as possible, and the hybrid electric powertrain provides both extended range and minimal dependence on infrastructure. Another aspect of that practicality, as has been mentioned, is that Chaparral has wings and a tail that can be stowed for transport into a 20-foot shipping container for convenient worldwide deployment. And finally, we designed Chaparral around a modular cargo pod system that can be swapped for multi-function pods, enabling it to accomplish a wider range of missions.

So with that, we’ll conclude the technology section, and I’ll hand it over to Mark to discuss go-to-market and sales.

Go-to-Market and Sales

Mark Rodrigo – VP, Federal Business Development

Mark Rodrigo: Hello, and good afternoon, everybody. You’ve heard my colleagues and our distinguished speakers provide technical overviews on the utility of our aircraft in their respective industries. I’m excited to give you a go-to-market approach and really relay the excitement that our customers feel. On the next slide, please: we’re gonna contextualize Chaparral’s range and impact in the real world. Starting on the left side of the slide, you see range rings from Houma, Louisiana, the busiest heliport in the world. Within these rings, you see over 1,000 platforms in the Gulf, where Chaparral will provide resilient, cost-effective logistics for critical infrastructure, powering the country and the globe. Last month at Houma, we flew in front of an audience of almost 100 people — customers from multiple military branches, oil and gas leadership, transportation executives, the FAA, and so many more different stakeholders.

They witnessed history: the first autonomous UAS to fly in the national airspace. The energy was electric — well, at least hybrid electric, like our powertrain — and it became very clear how Chaparral can and will play a pivotal role in reshaping and transforming the fabric of transportation and logistics. On the right side of the slide, you’ll see a subset of the Pacific, with a portion focused on Southeast Asia, with an inset of the Philippines, Taiwan, and Japan’s Senkaku Islands, just southwest of Okinawa. Our defense customers immediately see the key role that Chaparral can play in a potential Pacific conflict. This area in particular is a key operating hub for the US and allies in support of any Taiwan defense efforts. This area is challenging, as it’s separated from strategic supply hubs such as Guam, and the terrain makes it difficult to build and maintain larger runways that traditional logistics aircraft require.

Not only that, but the hills and lack of infrastructure on the ground make ground-based transport almost as difficult. In many ways, the conflict in Ukraine has reshaped the expectations of conflict throughout the world. Unclassified reporting on a Taiwan defense effort reveals that runways are expected to be non-existent, forces will be smaller and more rapidly on the move, and the ability to deliver food, water, and ammo anywhere on this map becomes critical. Chaparral shines because of its differentiated capabilities. We are the only current VTOL UAS considered for a contested logistics sprint to make this critical autonomous corridor a reality. We have a high throughput rate, we slot into existing fuel infrastructure and command structures, and we have the ability to meet forces anywhere, from ships to jungles to shoreline, and everywhere in between. On the next slide, we’re gonna take a step back from the future and outline near-term growth and transition.

Domestically, we’ll use our defense base as an anchor for experimentation and rapid learning. We have multiple engagements through 2027 in diverse locations and applications to build a track record of success. These exercises will provide field insight for rapid deployment and integrate the adoption with organic feedback from users and frontline units. And we’ll be operating in multiple environments and conditions that give us the confidence to really showcase our defense support functions domestically and also support our commercial applications on the commercial side. Simultaneously, moving to the right side of the slide, we’ll provide the foundation for growth with existing strategic partners in South America and the Middle East and North Africa. We’ll provide the signal and foundation to proceed and confidently bring Chaparral to Asia and Oceania through partnership and joint exercises.

We’ve had significant interest in paid experimentation and development in the Philippines, Singapore, and Australia. And by participating in these international activities, we’ll generate interest overseas and grow with our strategic partners, such as the Barq Group in the UAE, to support Middle East and North Africa coverage and emerging South America interest with Embraer and beyond. Next slide, please.

Our story isn’t just a convenient narrative. Contested logistics is a key priority for defense at the highest levels. Just this past weekend in Minneapolis, we spent time with top congressional budget appropriators, innovators, and decision makers looking forward at evolving defense threats. They’re responsible for acquiring and fielding the technology to ensure that the USA remains positioned to defend its interests domestically and abroad. Many panelists and leaders echoed the same sentiments we have on the right side of the slide and made it clear that Elroy Air has the characteristics of a meaningful platform and mission asset.

OSW RNE truly sees this as an integral part of the future of contested logistics. We are headquartered in the United States and made by a highly respected manufacturer, Kratos. Our unmanned and autonomous system is compatible not only with today’s battlefield technology, but just as importantly, tomorrow’s as well. As a completely unmanned, autonomous solution, we shift the risk of operations away from humans and towards replaceable assets. And as General Dana has stated, anytime we can put a machine in the place of a human is a great day. Many of our customers appreciate the ability to easily bring Chaparral to the areas we need, as opposed to some of our larger competitors with larger wingspans and footprints, and we easily meet the need for trucks, ships, and places without significant modifications to get to the front of the battlefield.

And lastly, similar to our commercial partners, our defense partners truly appreciate the cost-effective capex and opex nature that Chaparral provides. Next slide, please. As Buddy talked about our modular approach to the pods, I think about the aircraft as a platform, but the system provides unprecedented flexibility for different missions. The applications of our payloads directly address our customer needs without the complexities of other platforms. Pods and payload packages are easily reconfigurable in the field in a matter of minutes, and that means that a single aircraft can meet multiple dynamic mission needs across the day. We can deliver goods and payloads in the most mission-appropriate way, from a hover, on the ground, or at speed with parachutes and other systems. Our hybrid power set allows us to direct power to the pods to enable active heating and cooling for temperature-sensitive materials such as blood and plasma, or to power sensor payloads such as ISR and other applications. Lastly, we also have the flexibility to continuously iterate and develop pods to support emerging mission needs, to adapt at the speed of the warfighter and our customers. Next slide, please.

Lastly, I’d like to cover our pipeline to convert side demand into revenue. From the defense arm, we’re seeing impressive momentum with our customers across multiple services. Not only is there interest and tangible proof of demand, as evidenced by our inter-island testing completion with the Japanese Ground Self-Defense Force, but there’s also successive representation in congressional funding from last year and in this year’s budget. Finally, our $46 million contract that we were awarded by the Army last month gives us the time, the scope, and the ability to grow into an enduring cornerstone of the logistics community. From a commercial logistics perspective, we have a diversified portfolio of partners that have committed over 1,400 orders for transportation transformation.

This demand is transferred to revenue by our participation in the FAA’s EIPP program. The EIPP unlocks revenue generating flights in the near term, but also unlocks increased support to humanitarian and disaster relief applications. Our defense customers share many of the rapid response and reliability requirements that our firefighting and medical support partners have, and we’re excited to deliver these capabilities across these partners, whether that’s here in California, in hurricane country in the Southeast, or in the Caribbean. In short, our two most recent strategic announcements — our Army contract and EIPP, respectively — provide the pathways for revenue capture across both sectors of our business. And lastly, as we look at the bottom of the slide, aircraft acquisition is just the beginning of the cycle. As Andrew stated earlier, we are an OEM, not an operator, and we have multiple streams to sustain revenue expansion. Beyond the initial purchases, our customers will use Chaparral to solve different logistics challenges, and we anticipate that the need for spare parts and accessories will grow the Elroy Air ecosystem of products and maintenance, repair, and operations support. And as Buddy talked about our software stack, our continuous improvement and feature development in our software provides fleet operations insights and improved autonomous behaviors, such as the enablement of one operator orchestrating multiple Chaparral aircraft in the airspace, to further unlock efficiencies and transform transportation. Not only does our software provide increased value to our customers, but it also reflects a resilient, recurring revenue stream. Thank you for your time, and I’d like to pass it on to Andrew.

Fireside Chat: Manufacturing and Supply Chain

Andrew Clare; Steve Fenley – Kratos

Andrew Clare: All right. Thank you, Mark, and thank you, Buddy, for those deep dives on both our tech and our go-to-market. So you’ve heard the intense and increasing demand for our product from defense and commercial customers. You’ve heard about our differentiated tech, and you’ve heard about how we are going to market. Now let’s talk about how we’re going to scale production to meet this rising demand. So, I’m very pleased to have with me today Steve Fenley, the president of the Unmanned Systems division at Kratos. Steve, welcome. There you are, Steve — all right, we’ve got you. Steve, for those on the line who aren’t familiar with Kratos, can you share a little bit about the company and your background?

Steve Fenley: Sure, happy to. So, Kratos is a technology company in the defense space. We’re at about $1.5 billion in revenue per year, 4,500 employees. We have six divisions. I’m responsible for the Unmanned Systems division, which is the second largest. In my division, we’re building about 150 carbon composite aircraft a year and delivering those to our customers. So think of the scale required, think of the capability set that comes with that. But these are Group 5 UAS, so high-capability aircraft systems — not just an airframe, not just a quadcopter, but highly integrated systems that are in rate production, in multiple different versions. It’s a very exciting company and time to be at Kratos, for sure.

Andrew Clare: Perfect. Steve, help folks understand what makes Kratos different from other defense primes out there that they may be familiar with.

Steve Fenley: Right. So I would say we’re a technology company that’s fundamentally, let’s say, 80% in the defense space. What does that mean? It means that we lean forward more like a Silicon Valley company would, where we look at the market, we look at what we think the Department of Defense, Department of War, is going to do based on their annual reports and some of the budgets, but we don’t wait for a program before we develop or design a system.

We lean forward in that manner — we invest our own money, we have our personnel who really determine what needs to comprise a particular system, and then we try to make that match either a government need, or we work with the government to really justify and explain why this system will satisfy their needs. So think: high technology, aimed 80% at defense, with the ability to move fast, with the ability to adapt quickly, which is critically important, especially in recent years, in trying to capture that market. About 20% of our business is commercial, but interestingly, not in aircraft systems, which is part of the reason that this opportunity is so interesting for us.

Andrew Clare: Excellent. Well, you brought it up, Steve — Kratos is not traditionally in the business of partnering like this. Why did you decide to take on this partnership back in 2025?

Steve Fenley: Yeah, very fascinating evolution here, and it really goes through a couple of stages, but big picture, what I would say is that because so many of our aircraft systems are focused on defense, we have both target aircraft systems and tactical aircraft systems. They’re all jets, high-performance aircraft — think fighter aircraft. So the fundamental requirements to both design and manufacture those types of aircraft are effectively common for a carbon composite structure like the Chaparral, but the Chaparral mission is very different. So it allows us to apply our foundational capabilities and technologies — things that I think we’re world-class in, which are carbon composite aircraft design and optimization — and apply them to a little bit different system. Now, why is that interesting to us? It’s interesting to us because the opportunity that we see for autonomous cargo delivery is massive. It’s just massive because it spans both the commercial space and the defense space, and because autonomous cargo delivery really fills a gap that is, I’m gonna say, more near-term possible than, for example, the uncrewed, unmanned fighter aircraft that the Air Force is working on that we’re working on.

So we see a near-term opportunity and we see massive quantities for a, a capability set that’s being evolved today, that we can help support Elroy in ramping up into production. And really that, we can combine the best capabilities of both companies in a very complementary fashion. I think there’s some similarity between the companies — I think we have similar, let’s say, aircraft development and prototype capability, but certainly from an ability to transition from a prototype to production and evolve through the production stages — let’s say low-rate production, high-rate production — and get to a point where you have a consistent, repeatable capability. The aircraft systems that come off the line are the same every time, and over the years you’ve established a supply chain that can support that evolution. That’s really what I think Kratos brings and adds to this model, and why it’s such a fantastic partnership, because of those complementary capabilities to attack, I’ll say, the massive market.

Andrew Clare: Thanks for that, Steve. It’s been an incredible year together, with our teams working shoulder to shoulder on this. So here we are, less than a year later, and we saw Kratos’ announcement around the Farnborough Air Show timeline that you would manufacture Chaparral in Sacramento starting in Q4 2026. Tell us a bit about how the team is gearing up for production.

Steve Fenley: Sure, very exciting. Obviously, we’re working together on the late-stage prototype aircraft. As part of that, what Kratos is doing is we have allocated space in our Sacramento facility. We have developed the production plan, both for LRIP and for phasing into higher-rate production. We’ve established the workstations, so the aircraft will move through those workstations as part of the production process. We have begun the tooling effort, to manufacture the tooling needed to manufacture the aircraft, and we have started exercising the supply chain. So there’s a lot of effort that has gone into getting started.

There’s a lot of effort required that many companies, I think, don’t necessarily recognize, and it ends up resulting in a massive delay between the time a company has a working prototype and the time it can actually move to production. And I think what we’ve done together over the last year is really get ready to have a smooth transition into that, so that production begins effectively right away, with no delay like is more common.

Andrew Clare: Steve, I love that you brought it up, because that was what really attracted Elroy Air to partnering with Kratos. Tell the folks on the line a little bit more about those production capabilities that give you confidence that we can rapidly scale production of Chaparral.

Steve Fenley: Sure. So, I mentioned, I think at the beginning, that we build and deliver about 150 aircraft a year, and we’ve been doing that for quite a long time.

If you go back to the early days — in fact, it’s kind of interesting, it probably dates me — but in 1997, I actually started buying composite aircraft components from the company that is now Kratos. So that’s how long this history goes, but they were making aircraft components then. I later joined the company, and sometime in between those two events, the company started manufacturing aircraft and delivering them to government customers. That was in the early 2000s. Today, we manufacture, let’s say, seven different aircraft systems — these airplanes look different, there’s some variation in size and mission set. Most of the fundamentals, though, with respect to how you approach manufacturing, how you approach supply chain, developing the relationships that you need with the supply chain, because it’s such a critical part of being able to produce any system — doesn’t have to be an airplane, but for any system, that’s such a critical element, in many cases the true enabling element — but because we have been able to do that since the early 2000s, where we develop an aircraft system, manufacture a prototype or a few prototypes, and transition that to production. I talked about that being such a challenging evolution, to go from prototype to production, especially rate production, but we’ve now done that successfully for, like I say, seven or eight aircraft systems, and are continuing to do so, both for ourselves and, in this case, with you — you’re our only partner that we’re approaching an opportunity with this way. It’s very exciting to me; we see it as a very low-risk approach, which is one of the things that made us excited about this opportunity, because it is a low-risk approach, and it allows us to apply some of our core competencies to support something that we believe in and know is gonna be a fantastic business.

Andrew Clare: Thank you for bringing that up, Steve. You know, my experience at both Tesla and Nuro showed me some of the challenges that you go through in a production ramp — been through it before, and I love what I’m seeing from the Kratos team and their readiness to get going in production with us. So, totally agree. Now we’re gonna talk a bit more about the supply chain. So tell us a bit about the supply chain Kratos has built over the years to enable your success in high-volume aircraft production.

Steve Fenley: Sure. Like I mentioned, it’s such a critical element, right? It’s kind of funny — one of the things we chuckle about, although sometimes we’re crying at the same time we’re chuckling: what’s the most important part for an aircraft? It’s the part you don’t have, obviously. So, over time, what do you need to do? You need to have very reliable, very reliable suppliers, delivering you reliable, consistent components and subsystems. So we have raw material suppliers, we have subsystem suppliers, we have parts suppliers. And fortunately, there’s a lot of commonality across our different aircraft systems — not necessarily for the exact same part number, I’ll use an autopilot, not necessarily for the exact same part number autopilot, but for a similar autopilot that can either be sourced from the same company or from a similar company using their same subcomponent. So, over time, we’ve developed a — I’m gonna call it massive, from our perspective — supply chain system and a number of partners, and in many cases we have long-term agreements with these suppliers. I would say generally they’re partners; we have very few suppliers — think of McMaster-Carr as a supplier, right? We might buy a nut or bolt from someone like that, but generally what we have are partners who have the ability to supply us carbon composite materials, carbon composite subassemblies, actuators, autopilots, GPS, nav systems, INS — because we’ve developed those relationships over time, because our production rates are what they are. It’s a well-established, well-oiled machine, with an ability — you can imagine, over time — to pick any component that’s in our longest-running production system, our BQM-167A, which we produce for the US Air Force and for a couple of international customers.

You can imagine that a significant amount of what was in that aircraft in the year 2002 has changed over time, due to obsolescence, due to opportunity for increased capability, increased performance, and leveraging evolving technology. So as those things change, your supply chain evolves — in many cases, it’s the same partner, and that partner is evolving, just like we are, with respect to being able to supply something; in other cases, you move or expand the supply chain. You still have the original supplier for part of the subsystem, and now there’s another supplier that comes on for a different element in the subsystem. So, with those relationships that have been developed over time, with the long-term agreements we have in place, with the commonality from the perspective of carbon composite structures and, basically, think actuators, think mission computer-type systems — the commonality that exists in all of those allows us to leverage a significant portion of our existing supply chain, while at the same time we’re developing additional suppliers and partners to support the Chaparral.

Andrew Clare: Thanks for bringing that up, Steve. I think that evolution, that continuous improvement in hardware, is so tricky to manage in a production environment, but you all are great at it.

Steve Fenley: Thank you. I appreciate it.

Andrew Clare: Last question on my side. You know, Kratos is doing so well, has so much going on — tell us a bit about the support throughout Kratos for the Elroy Air partnership, from the leadership team through to the working team.

Steve Fenley: Sure, it’s interesting, right, because you look at something like this and you say it’s a little bit different than what we traditionally have done, both from the perspective of the partnership and the aircraft itself. But I have to tell you, we have support across the board. The employees are excited, because they can leverage the capability they have to design and manufacture an airplane that’s a little bit different. So, obviously, it’s always exciting when you have something a little bit different, but it’s still in your capability set, so you’re not scared to death of it. And I would say that’s true from the technician level all the way to the lead engineer and the management team — excited about the difference in the product. At the same time, from the board’s perspective, the board is very excited, because they look at the 150 aircraft quantity, which has been true for a couple of years, maybe up a little bit this year, and they compare that to what autonomous cargo delivery needs and forecasts are, and it’s a massive increase in the total number of aircraft in the year. So the board is super excited from that perspective, as evidenced by the fact that they approved — which, of course, you know — they approved us to invest in tooling and some other elements to support near-term and long-term production. Very exciting to have that level of support. And then, from the investor community, they too are excited, first because of the quantities, second because it’s a low-risk opportunity, a low-risk transition — and I sort of hate to use the word transition, but it probably applies — transitioning from rate production of a jet aircraft system to a VTOL system for a different customer set and different quantities, but it’s low-risk because of the commonality and because of the foundational capabilities of the combination of the two companies. So it’s, I mean, this is a — I don’t know, count it a 3-, 4-, 5-way win — with very low risk, and these opportunities, you know, only come a couple of times in a career, when everything lines up so well and it fits what you’re trying to do as a company, what I think the country and the opportunity space shows, what your investors want you to do, and, of course, what your board will or will not support. So it’s been fantastic.

Andrew Clare: Steve, thank you so much for joining us today. It was incredible to have you share the excitement of this partnership with all of our analysts on the line.

Steve Fenley: Thank you again, awesome. I sure appreciate it. And, Andrew, we are for sure excited across the board. So thank you for the opportunity.

Regulatory Pathways and Financial Overview

Andrew Clare – Chief Executive Officer

Andrew Clare: Excellent. All right, folks, we’re gonna move into our last prepared content section now, where myself and Alvin Oswandi, our VP of strategic finance, will talk through our regulatory pathways and financial overview. I’ll kick things off. We are benefiting from incredible policy tailwinds across both the Department of War and the commercial side of our business. You’re seeing this huge policy shift towards American-made drones. You hear the White House creating the American Drone Dominance executive order. You’re seeing very strong volume demand signals in the Department of War for autonomous systems and drones across all aspects of our military — you heard directly from General Dana about that earlier on. You combine that with the commercial tailwinds that we’re seeing. You know, this administration, this Department of Transportation, Secretary Duffy, and the FAA creating new pathways to speed up the adoption and deployment of long-range cargo drones, and the creation of the eVTOL integration pilot program itself under the American Drone Dominance executive order, under which we began our commercial flights just last month.

You’re seeing a real focus on infrastructure, like logistics, across the commercial realm, and you heard earlier from Dave Steponik from the Bristow Group a real urgency for improvements in cost and improvements in speed across commercial logistics. So all of this means Elroy Air is perfectly positioned to be the trusted source for the kinds of cargo drones we can create, with a faster pathway to scale and surging demand today. Now, I want to talk a little bit again about our regulatory pathway here. We are operating in a three-phased approach that’s going to get us to revenue-generating operations rapidly. You heard about, and read about, and I’ll actually speak a little bit more in the next couple of slides about, the eVTOL integration pilot program. We are honored to be selected for this program. We’ve already begun our first flights under it in Louisiana, and this is going to unlock commercial revenue-generating operations across Louisiana, Texas, and Mississippi.

In phase 2, we’re going to take advantage of the same regulatory pathways that today are unlocking 50 different cities for small cargo drone delivery operations. This same Section 44807 exemption and waiver process also applies to the Elroy Air Chaparral, and this is going to allow us to scale nationwide in commercial cargo operations across the United States. In phase 3, which we already have underway, we already have an active type certification program with the FAA that we’ve been working on for nearly a year — this is our longer-term strategy to unlock wide-scale operations. But the great part about our model, and you heard this from Dave Merrill earlier on, is that we don’t need to wait for type certification to begin revenue-generating commercial operations at scale. So we’re gonna talk a little bit more about phase one and phase two over the next couple of slides.

So, again, we were honored to be selected by the White House, Secretary Duffy, and the Department of Transportation to be part of the eVTOL integration pilot program. In fact, we were the only company selected that was building a heavy-payload autonomous cargo drone. All the other participants are either air taxi companies that you’re familiar with, like Beta, Archer, Joby, etc., or folks who are deploying technology onto retrofitted Cessna Caravans. So what this means is that the relationships we’ve built, the depth of partnerships we have, and the track record we have was the reason that we were selected for this program. It allows us to partner — and we already have been partnering — with the FAA and the DOT to really define the federal standard for heavy-payload logistics. And, as you’ll see on the next slide, we’ve already begun operations in Louisiana underneath the program. One last thing to note on this slide: again, when you compare where we are today versus some of the others in this program, it really puts us at a very attractive price point.

So, here you can see some amazing images from those first operations down in what’s called Houma, Louisiana. Houma, Louisiana is the busiest airport for rotorcraft in the nation. It is the home base of operations for the Bristow Group, and you heard earlier on from Dave Steponik and the team about the excitement for their team, for all of their customers, regulators, everybody who was there to see these first flights take place down in Louisiana. And again, what this means — and actually there was even a press release directly from the FAA saying these were the first and only uncrewed flights that are going to be happening under the eVTOL integration pilot program — is a true historic milestone, where you have an autonomous cargo drone, nobody on board, flying and operating under air traffic control oversight, approved by the FAA to operate out of the Houma, Louisiana airport, and to begin operations in Louisiana, scaling to Mississippi and Texas over time.

The flights that we did transported packages, medical supplies, spare parts, food, and water. It was a really great time to spend down there with all of the stakeholders, including the Lyft A Louisiana team, the Louisiana Department of Transportation and Development, the FAA, the Department of Transportation, the Bristow Group, and all of our partners who enabled this to come together so rapidly, from being selected back in March to kicking off operations in August of the same year. So what you’re going to see going forward now is that we’re going to utilize the EIPP, which is a multi-year program, to expand our operations — first in Louisiana, then offshore out to oil rigs, as you heard from Dave Steponik about the urgent use case and the surging demand from his oil and gas customers there for our use, and then, of course, serving the entire Gulf region as we expand throughout Mississippi and Texas.

Now, let’s move a bit into our business model. And so, you know, when we talk about being an OEM, folks typically focus on that initial sale, where we are selling Chaparral to an operator. An operator could be somebody like the Bristow Group, it could be somebody like FedEx, it could be somebody like the US military — these are folks who have expertise in owning and operating fleets of aircraft. So we’ll talk about what that looks like from a revenue model perspective in a second. But I think even more important than the initial sale is the ongoing recurring revenue that occurs after the initial sale. That comes in three different facets. First, parts and accessories: you heard Mark Rodrigo speak about all of the different pods that can be used underneath our aircraft, and you heard Dave Steponik speak about how attractive that is to an operator to be able to do a cargo mission in the morning, a search and rescue mission in the evening, and, if you’re the Army, an air-launched-effects mission overnight. Second is MRO royalties, maintenance and repair operations — there will be some ongoing maintenance that needs to occur, and Elroy Air will capture royalties on all of the spare parts sold for maintenance and repair operations. Finally, a software subscription — this is a very high-margin recurring revenue stream, very similar to where I used to work at Tesla, where you buy your car and pay for your FSD subscription over time. The purpose of this is to get all the over-the-air software upgrades that will take this system and continuously make it better and better over time, unlocking more autonomous capabilities and more improvements and efficiency for our customers. So, again, I know a lot of the folks on the line are analysts — you can see some of the selected third-party industry margin benchmarks that we have here for both the upfront and the recurring revenue streams. Let me make it a bit more real for you by talking about some specifics around the revenue opportunity itself. I saw one of the questions come through on the chat: the average selling price for a Chaparral is about $3.5 million. Now, that’s the initial revenue opportunity at purchase. Again, thinking about now the recurring revenue over the, you know, at least 10-year estimated initial deployment that you’ll see per platform. You can see here — if you total up the recurring licensing software fees that I spoke about, the aftermarket parts spend and royalties, and if you total up the number of pods that we anticipate, which I think is actually quite conservative, but there could be many more, the pods that we anticipate over that 10-year initial deployment, this totals up to more than $7 million per aircraft platform in the lifetime revenue opportunity. And so again, it’s more than 2x the value of the initial purchase.

You compare that to the pipeline that we have in place today, and we’re talking about a multi-billion-dollar revenue opportunity that we are going after, that we are scaling production rapidly to meet this demand. Next, I’ll turn it over to Alvin Oswandi, our VP of strategic finance, to talk a little bit more specifically about our near-term revenue targets. Over to you.

Near-Term Revenue Outlook

Alvin Oswandi – VP, Strategic Finance

Alvin Oswandi: Thanks, Andrew. So let’s walk through how our business model and our pipeline translate into our near-term revenue and outlook. This year, we’re projecting $5 to $7 million in development revenue, a figure which we believe has largely been de-risked as we execute on our contracts with the US Army and with our Japanese partner Atochi. Additionally, you heard earlier in the conversation that our US Army contract has recently been upgraded to a $46 million phase 3 contract.

With over $5 million obligated at the time of award, we plan to start executing on and building against this contract in Q4, and we remain on track to achieve our 2026 revenue targets. Looking at next year, in 2027, we’re projecting $11 to $14 million in development, software, and other revenue, along with unit sales of 4 to 6 Chaparrals. On the development revenue side, we plan to perform against our US Army contract as we build out milestones and increase the scope of our engagement. Turning to the commercial side, we remain focused on converting our pipeline into deposit-backed orders and continue to work with our partners to sustain their production. And these efforts are starting to pay off already — you heard Dave from Bristow earlier that we recently announced an updated agreement with them to increase their deposit-backed orders from 5 aircraft to 15 aircraft. We’re having similar discussions with customers.

Below revenue, you’ll see that our cash burn is gonna be increasing from $32 to $39 million in ‘26, to $57 to $70 million in 2027. That spend is primarily driven by increasing our engineering headcount and working with our partners to productionize the Chaparral. As a reminder, Kratos, our exclusive US manufacturing partner, has the capacity to build approximately one unit per week to start, a figure that we expect to ramp to one unit per day by the end of the decade at peak production. And finally, we are well capitalized and have the balance sheet to execute our plan. There’s relatively little left to do on development, and our primary focus and spend is going to be working with our manufacturing partners to finalize the vehicle design, so we can begin production, which we are targeting to start by the end of the year. And we’ve already started this process with purchases of long-lead-time items, such as engines, batteries, and motors, underway ahead of building and delivering our first units in 2027.

So, to summarize, we’re making meaningful progress on both the commercial side and the government side, and we’re confident about our near-term outlook. Andrew, back to you. Thanks, Alvin.

Question-and-Answer Session

Andrew Clare – Chief Executive Officer

Andrew Clare: All right, folks, let’s do some Q&A. So what we’ll do is I will pull up the Q&A box here that you all have been filling out as we go, and I will take a few questions here before we wrap up. Let’s see here — I see a couple of questions about the partnership with Kratos, so maybe I’ll tackle those first. One of the first questions that comes in is around how we’re targeting the foreign military sales opportunity, and whether we see a larger TAM in NATO Europe or the Middle East. Thanks for that question, Austin from Cantercor. The answer is absolutely yes. We are, of course, really focused on supporting today the US Department of War, given the urgent need that you heard from General Dana for contested logistics support, whether it’s the US Army, with our $46 million contract, joint with the US Marine Corps, or whether it’s our support for the US Air Force, the US Navy.

You also heard me mention earlier on the work that we’ve been doing with the Japanese Army, and that is just the beginning of some of the work that we’re going to be doing here with our allies across the globe. So, absolutely, I see huge use cases in Europe, a number of use cases across PACOM — you heard Mark speak about the urgent need across all of our allies in PACOM — and, of course, throughout the Middle East, given the conflict that’s happening today. So the opportunity is definitely there for foreign military sales, and we will be going after that. OK, let’s see — the next question I saw around Kratos was also about how the materials and assemblies work. You heard a bit directly from Steve about how the supply chain works there. We’re leveraging a lot of Kratos’ existing supply chain, especially for composite aerostructures, for some of the core components that they have been working on productionizing for many years, while bringing our unique and differentiated IP around the hybrid electric system, the control system, the software, and our multi-mission pod.

So it’s a great partnership that really enables us to scale rapidly while taking advantage of Kratos’ unique capabilities. OK, now I see some questions here around tradeability. This is a really good question, around — we already talked about that last slide, around the price point. When you compare Chaparral to a Black Hawk helicopter, that’s nearly 10x more expensive than Chaparral; when you compare it to a V-22, that’s far more expensive, approaching 100x more expensive; or a Chinook, or any of the exquisite aircraft in the fleet today — we definitely view this aircraft as tradeable, or reusable, something you want to put into a contested situation, both because there isn’t a single person on board and because of the price point, which is comparable, frankly, to a missile. This is exactly what the DOW is looking for today: systems that are autonomous and attritable that you can put into a contested environment without any human risk.

OK, let’s see here — a lot of the... OK, here’s a question about our tech. I see a couple of questions about our tech. The first is: is the software updated over the air? The answer is yes. You heard Buddy speak quite a bit about the software prowess of our team. We go through a very extensive software validation process before every release goes out to the fleet, which allows us to update these rapidly out in the field without needing to bring them back to, you know, hand and plug them in or anything like that. We verify them through a very extensive checklist before we ever push a release out to the field, and we have incrementally taken advantage of the simulation architecture we put in place to make that process smoother and smoother over time. So that should address the question there about our software updates. Now, there’s another question here that I see in this group around how we’re dealing with contested environments that either have GPS-denied operations or RF-denied operations.

This is something that is a core part of that $46 million Army contract that we just announced. Our approach here — again, you heard Buddy speak quite a bit about the redundancy architecture we built into the aircraft — we also have on board multiple different ways to speak to the aircraft, whether that’s via SATCOM, whether that’s via, you know, shorter term, shorter distance line-of-sight radios, or even through LTE and 4G. So, you take that layered comms strategy together, plus the ability of our aircraft to navigate autonomously even when it has completely lost all connectivity — something we have demonstrated in some of the military test events that we’ve done — and we feel very confident in our abilities to operate in contested RF environments. On the contested GPS side, again, we have, you know, vision sensors, we have different navigation sensors on board, different transponders on board, and this is a core area that we’re working very closely with the DOW to make sure that what we implement when we put this in the hands of warfighters is going to be able to operate very efficiently and effectively in GPS-denied environments.

OK, I’m seeing some questions here now about — let’s go to this question about what happens as we convert our pipeline. You’ve already heard very passionately from Dave Steponik from the Bristow Group about the deposit-backed reservations they have in place, tripled just last week, in fact, as they continue to see demand on both the commercial side of their business, in addition to their work with Barry Aviation on the defense side, or the government services side of Bristow’s business. I mentioned earlier the 20 firm orders that we have from SLI that have been previously announced, and I’ve already mentioned some of the work we’re doing on the military side here with this $46 million contract. So this is really a natural time for Elroy Air to convert more of that pipeline into firm orders, but we are doing that as we scale production with Kratos.

So it’s really important that we bring online more and more production capacity as we’re naturally converting these to firm orders, so that we match supply and demand — and today we are supply constrained. That’s why you heard Steve Fenley so excited about the opportunity here, to scale production together, to really go after this market, and to scale this rapidly. OK, seeing a lot of good questions coming into the chat right now. Let’s talk a little bit here about our ability to generate revenue — I saw there are a bunch of questions about this. I’ll just go back a little bit to what Alvin, our VP of strategic finance, just covered in the last slide. We have, next year, some really great revenue already lined up on the development side of our business, again through that Army contract that we mentioned, which has already been announced. And then we’re really focused on getting the initial production units out and into the hands of our customers.

And that is really the nature of the revenue that you’re going to see from us in 2027, then scaling rapidly in 2028 as we work together with Kratos to bring more and more production capacity online.

OK, I think we’re gonna take one last question here, which is about competition. To address that question, I’m going to flip one slide forward. So, there are a few questions about different ways to think about Elroy Air’s competition. I presented the slide earlier on that talked about the fact that we are not going after the last mile — there are some great companies out there that are trying to deliver a single package to your backyard, and that’s just a very different use case: they’re flying short distances, carrying a single package at a time. We also are not building an electric air taxi — again, you heard Dave speak earlier on about how different we are from the AAM companies out there.

Again, hybrid electric, autonomous cargo with the right specs, meeting both the cost point that our customers want — both the upfront price and the total cost of operations — and the transportability requirements of our customers, fitting in a 20-foot shipping container so it can easily be moved around the world. So I would not view anybody in that category as directly competitive either. We name here a few of the folks we consider competitors, specifically in heavy cargo VTOL drones, and, again, you heard from Dave and from General Dana about the capability to take off like a helicopter, fly like a fixed wing, and land like a helicopter — a very unique capability, because in any conflict that’s going to happen, whether in PACOM or otherwise, runways are going to be the very first thing to go. So when you focus in on heavy cargo VTOL drones, this is where we have a multi-year advantage, both because of the unique IP we’ve developed in our turboshaft hybrid electric powertrain, the proven autonomous flight we’ve been demonstrating for many years, and the relationships and partnerships we have, whether with our customers, with the military announced in this contract, or with Kratos to enable us to rapidly scale production.

And so we intend to press on this multi-year lead, to really go out and capture this high-growth market. With that, folks, we’re gonna wrap up. Really appreciate everybody’s time today, and we’re looking forward to engaging with the analyst community over the coming weeks and months. Thank you all for joining today, and we’ll be chatting soon.

About Elroy Air

Elroy Air is a U.S.-based technology developer of autonomous heavy-cargo drones for commercial, rapid response and defense logistics. Elroy Air’s Chaparral is an uncrewed, autonomous VTOL aircraft that carries 500+ pounds of cargo and requires no runways, airstrips, or other fixed infrastructure. Its hybrid-electric powertrain delivers the reliability of electric propulsion with extended range of up to 450 miles, and requires no charging infrastructure, further reducing the logistics footprint needed to sustain operations. The company recently announced that it has entered into a definitive business combination agreement with Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp II) (Nasdaq: IPXG), a special purpose acquisition company led by the management team of Inflection Point Asset Management and Cohen & Company, Inc. (NYSE American: COHN), whereby Elroy Air will become a publicly traded company. With facilities in Byron, California, Elroy Air is backed by venture capital firms including DiamondStream Partners, Catapult Ventures, Marlinspike Partners, Snowpoint Ventures, and Shield Capital as well as strategic investment from Lockheed Martin Ventures.

For more information, visit elroyair.com.

Additional Information

The Business Combination will be submitted to shareholders of IPAC for their consideration. In connection with the Business Combination, IPAC has confidentially submitted a draft registration statement on Form S-4 to the SEC and, following SEC review, intends to file the registration statement (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of IPAC in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of IPAC and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, IPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that IPAC will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of IPAC as of a record date to be established for voting on the Business Combination. Shareholders of IPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Inflection Point Acquisition Corp. VII, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

IPAC and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from IPAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in IPAC is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of IPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, as supplemented by Inflection Point’s Current Report on Form 8-K filed with the SEC on July 2, 2026 and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of IPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (“Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (referred to herein as “New Elroy Air”) following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, Elroy Air’s demand backlog and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

These statements are based on the current expectations of IPAC’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the Business Combination and the associated PIPE investment as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IPAC and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by IPAC’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or IPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent, memorandums of understanding and uncommitted early delivery reservations, and the risk that such letters of intent, memorandums of understanding and early delivery reservations may not convert to binding purchase agreements or result in sales, and there can be no assurance that any or all of them will result in future revenue, and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the Federal Aviation Administration, Department of Defense, and other governmental authorities for drone operations; risks related to Elroy Air’s ability to scale commercial production of the Chaparral, including reliance on a third-party manufacturing partner, the sufficiency of PIPE proceeds to fund production, and the risk that stated performance specifications may not be achieved without additional development or certification; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and IPAC presently do not know or that Elroy Air and IPAC currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and IPAC’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and IPAC anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or IPAC may elect to update these forward-looking statements in the future, Elroy Air and IPAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or IPAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

Media Contacts

Chelsea Dietz
press@elroyair.com

Dan Moore / Ed Hammond / Kiki Torpey
Collected Strategies
elroy-cs@collectedstrategies.com

Additional Information

The Business Combination will be submitted to shareholders of IPAC for their consideration. In connection with the Business Combination, IPAC has confidentially submitted a draft registration statement on Form S-4 to the SEC and, following SEC review, intends to file the registration statement (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of IPAC in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of IPAC and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, IPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that IPAC will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of IPAC as of a record date to be established for voting on the Business Combination. Shareholders of IPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Inflection Point Acquisition Corp. VII, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

IPAC and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from IPAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in IPAC is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of IPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, as supplemented by Inflection Point’s Current Report on Form 8-K filed with the SEC on July 2, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of IPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (referred to herein as “New Elroy Air”) following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, Elroy Air’s demand backlog and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

These statements are based on the current expectations of IPAC’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the Business Combination and the associated PIPE investment as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IPAC and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by IPAC’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or IPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent, memorandums of understanding and uncommitted early delivery reservations, and the risk that such letters of intent, memorandums of understanding and early delivery reservations may not convert to binding purchase agreements or result in sales, and there can be no assurance that any or all of them will result in future revenue, and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the Federal Aviation Administration, Department of Defense, and other governmental authorities for drone operations; risks related to Elroy Air’s ability to scale commercial production of the Chaparral, including reliance on a third-party manufacturing partner, the sufficiency of PIPE proceeds to fund production, and the risk that stated performance specifications may not be achieved without additional development or certification; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and IPAC presently do not know or that Elroy Air and IPAC currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and IPAC’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and IPAC anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or IPAC may elect to update these forward-looking statements in the future, Elroy Air and IPAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or IPAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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